

November 4, 2022

Rohan Seth
Chief Financial Officer
CUTERA INC
3240 Bayshore Blvd.
Brisbane , California 94005

> **Re: CUTERA INC**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 8-K Filed February 22, 2022**
> **File No. 000-50644**

Dear Rohan Seth:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed February 22, 2022

Exhibit 99.1

1.   We note your presentation of Adjusted EBITDA excluding the Acne/AviClear Program costs. Please tell us how you determined that the Acne/AviClear Program costs are not normal operating costs and are consistent with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. As part of your response, provide us with an explanation of what these costs represent and where the costs are recognized in the Consolidated Statements of Operations.

2.   We note your reference to several adjustments to arrive at non-GAAP financial measures as non-recurring, such as separation costs and legal and litigation costs. Please revise your disclosures to only characterize those adjustments that have not occurred in multiple periods and/or are not reasonably likely to recur within two years. Refer to Rule 100(b) of

Regulation G for guidance.

3.　We note your presentation of non-GAAP Condensed Consolidated Statements of Operations for each period presented. Please remove this presentation and reconcile each non-GAAP measure used by management separately to the most comparable GAAP measure. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

4.　We note that your non-GAAP tax rate for fiscal year 2021 was only 8.8%, as compared to your GAAP tax rate for fiscal year 2021 was 39.1%. We further note that you recognized three-year cumulative non-GAAP net income versus three-year cumulate GAAP net loss. As such, please tell us how your non-GAAP tax rate is consistent with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations, which states "current and deferred income tax expense [should be] commensurate with the non-GAAP measure of profitability".

5.　Please include a reconciliation of Adjusted EBITDA for all periods for which the amount is disclosed rather than the most recent period(s). Refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services